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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                  Statement on
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               CYLINK CORPORATION
                            (Name of Subject Company)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   232565 10 1

                      (CUSIP Number of Class of Securities)

                            Peter M. Kreindler, Esq.
                    Senior Vice President and General Counsel
                          Honeywell International Inc.
                                101 Columbia Road
                        Morris Township, New Jersey 07962
                            Telephone: (973) 455-2000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 17, 2001
              Date of Event which Requires Filing of This Statement

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SCHEDULE 13D

CUSIP No. 232565 10 1

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Pittway Corporation
       IRS Identification No.: 13-5616408

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
                                                          (b)  [   ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS  2(d) or 2(e)                                      [   ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING                                               0

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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER                                       0

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9.   SOLE DISPOSITIVE POWER                                         0

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10.  SHARED DISPOSITIVE POWER                                       0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [   ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
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14.  TYPE OF REPORTING PERSON
     CO

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SCHEDULE 13D

CUSIP No. 232565 10 1

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

       Honeywell International Inc.
       IRS No.: 22-2640650

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ X ]
                                                          (b)  [   ]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS  2(d) or 2(e)                                    [   ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER                                        0

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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER

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9.   SOLE DISPOSITIVE POWER                                        0

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10.  SHARED DISPOSITIVE POWER                                      0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0

-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [   ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
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14.  TYPE OF REPORTING PERSON
     CO

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         On February 23, 1996, Pittway Corporation ("Pittway") filed a statement on Schedule 13D reporting beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Cylink Corporation ("Cylink"). Pursuant to a tender offer and a subsequent merger between Pittway and a wholly owned subsidiary of Honeywell International Inc. ("Honeywell"), which was consummated on February 14, 2000, Pittway became a direct wholly owned subsidiary of Honeywell. On June 26, 2001, Pittway and Honeywell filed an amendment to the
Schedule 13D to report a change in investment intent. The Schedule 13D as amended is hereby amended as set forth below to reflect the disposition of Cylink common stock by Pittway in a private transaction.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

         On September 17, 2001, Pittway sold all 8,606,085 shares of Cylink Common Stock that it held in a privately negotiated transaction. Thereafter, neither Pittway nor Honeywell beneficially owns any Cylink Common Stock. The shares were sold to Topspin Partners, L.P. and Topspin Associates, L.P. at a price of $0.35 per share, of which $0.30 per share was paid in cash and $.05 per share was paid in the form of a two-year note, the payment of which is subject to certain contingencies. The transaction was effected by physical delivery of the Cylink Common Stock certificate to the purchasers.

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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2001


                                             HONEYWELL INTERNATIONAL INC.

                                             BY:  /s/ Richard F. Wallman
                                             ----------------------------------
                                             Name: Richard F. Wallman
                                             Title: Senior Vice President
                                                     and Chief Financial Officer



                                             PITTWAY CORPORATION

                                             BY:   /s/ James V. Gelly
                                             ----------------------------------
                                             Name: James V. Gelly
                                             Title: Vice President and Treasurer








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